January 2, 2020

Michael Goettler
President
Upjohn Inc.
235 East 42nd Street
New York, NY 10017

       Re: Upjohn Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed December 13, 2019
           File No. 333-234337

Dear Mr. Goettler:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-4

Background of the Combination, page 94

1. We note your revised disclosures in response to prior comments 5 and 7. Please further revise the final paragraph on page 97 to describe the June 14 discussions/negotiations concerning the relative equity split and the payment of cash to Pfizer. In this regard, it should be clear which party made the initial proposal and whether that initial proposal differed materially from the 59% to 41% split and $12 billion cash payment amount that the parties agreed would serve as the basis to continue negotiations.
2. We note your revised disclosures in response to prior comment 9. Please revise the disclosures in this section to quantify the magnitude of the pre-Distribution liabilities related to the Upjohn business.
 Michael Goettler
Upjohn Inc.
January 2, 2020
Page 2
3. Please revise to detail the negotiations concerning the decision to implement a classified board structure.
4. Based on your revised disclosures, we note that the parties and their representatives extensively negotiated the scope of exclusions to the material adverse effect definition.
         Discuss briefly why the scope of the exclusions was important to both parties and clarify how Pfizer's set of exclusions was broader than Mylan's narrower set.
5. Please revise the chronology on page 102 to clarify (i) when the parties agreed that the combined company would assume specified pre-Distribution liabilities of the Upjohn business and (ii) whether Mylan's financial advisors considered these liabilities in rendering their fairness opinions.
Opinions of Mylan's Financial Advisors, page 106

6. We note your response to prior comment 13. Please provide us the materials from the
         June 13 session.
General

7.       We note your response to prior comment 22 and your disclosure on page
301, and
         elsewhere, concerning "Proposal 3: Adoption of the Advisory Governance Proposal."
         With reference to Rule 14a-4(a)(3), please present the following four governance matters as separate proposals: (i) director terms (ii) stockholder removal of directors, (iii) the right of stockholders to nominate directors and make other stockholder proposals at stockholder meetings and (iv) the right of stockholders to call special meetings of stockholders.
       You may contact Franklin Wyman at (202) 551-3660 or Kevin Vaughn, Accounting
Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Celeste
Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



FirstName LastNameMichael Goettler                               Sincerely,
Comapany NameUpjohn Inc.
                                                                 Division of
Corporation Finance
January 2, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName